UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Chartwell International, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   161399 20 9
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                                 (CUSIP Number)
                                  Imre Eszenyi
                               7 Inverness Gardens
                                 London, W8 4RN
                                 United Kingdom
                               011-44-207-243-2522
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 6, 2005
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             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   161399 20 9
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          1.   Names of Reporting Persons.                          IMRE ESZENYI
               I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
          2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions)

               (a)  ........................................................[ ]

               (b) .........................................................[ ]

--------------------------------------------------------------------------------

         3     SEC Use Only
--------------------------------------------------------------------------------

         4.    Source of Funds (See Instructions)............................N/A
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         5.    Check if Disclosure of Legal  Proceedings Is Required
               Pursuant to Items 2(d) or 2(e)............................... N/A
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         6.    Citizenship or Place of Organization...............UNITED KINGDOM
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Number of      7.    Sole Voting Power................................43,000,000
Shares Bene-   -----------------------------------------------------------------
ficially by
Owned by Each  8.    Shared Voting Power.......................................0
Reporting      -----------------------------------------------------------------
Person With
               9.    Sole Dispositive Power ..........................43,000,000
               -----------------------------------------------------------------

              10.   Shared Dispositive Power ..................................0
-------------------------------------------------------------------------------

        11.    Aggregate Amount Beneficially Owned by Each
               Reporting Person ................................... ..43,000,000
--------------------------------------------------------------------------------

        12.    Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions) ............................[ ]
--------------------------------------------------------------------------------

        13.    Percent of Class Represented by Amount in Row (11)............86%
--------------------------------------------------------------------------------

        14.    Type of Reporting Person (See Instructions)....................IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     This statement relates to shares of Common Stock, $0.001 par value (the "Shares") of Chartwell International, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive office is 1124 Smith Street, Suite 304, Charleston, WV 25328. This Amendment No. 1 to Schedule 13D filed on April 4, 2005 reports that the Reporting Person sold 2,000,000 shares in private transactions to affiliates of the Issuer.

Item 2.  Identity and Background.
         -----------------------

     a.   The person filing this statement is Imre Eszenyi.

     b. The business address of Mr. Eszenyi is 7 Inverness Gardens, London, W8 4RN, United Kingdom.

     c. Mr. Eszenyi is founder and Managing Partner of Orchestra Finance L.L.P., a London-based independent investment firm. Mr. Eszenyi is the Director, Chairman of the Board and Vice President of the Issuer.

     d. Mr. Eszenyi, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. Mr. Eszenyi, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     f.   Mr. Eszenyi is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Not applicable.

Item 4.  Purpose of the Transaction.
         --------------------------

     On May 6, 2005, Mr. Eszenyi sold 2,000,000 Shares to two Directors of the Issuer at the same price Mr. Eszenyi originally purchased the Shares,on March 23, 2005. Mr. Eszenyi sold the shares to the two Directors so that such Directors will be stakeholders in the success of the Issuer.

     Mr. Eszenyi, subject to and depending upon availability of prices he deems favorable, may purchase additional shares of common stock of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr. Eszenyi to do so, he reserves the right to dispose of the Shares held by him in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     Subject to on going evaluation, except as set forth above or as previously disclosed on Schedule 13D filed on April 4, 2005, Mr. Eszenyi has no current plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a)  Mr. Eszenyi beneficially owns 43,000,000 or 86% of the Shares.

     (b) Mr. Eszenyi has the sole power to vote 43,000,000 and sole power to dispose of 43,000,000 Shares.

     (c) On March 23, 2005, Mr. Eszenyi acquired an aggregate of 45,000,000 Shares in connection with a Share Purchase Agreement and Subscription Agreement. Under the terms of the Share Purchase Agreement, Mr. Eszenyi purchased 19,167,567 shares for $250,000 from selling shareholders. Under the terms of the Subscription Agreement, Mr. Eszenyi purchased 25,838,433 shares for $200,000 from Issuer. Further, under the terms of the Share Purchase Agreement, certain affiliated persons and the Issuer agreed to cancel options to purchase 2,359,679 shares held by such affiliated persons. Also, the affiliated persons agreed to escrow 1,302,322 shares in order to mitigate any damage incurred by either the Issuer or Imre Eszenyi as a result of any misrepresentation made by the affiliated persons.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Materials to be Filed as Exhibits.

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 11, 2005                           /s/ Imre Eszenyi
                                              ---------------------------------
                                              Imre Eszenyi, an individual






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